NovaWest Resources Inc.

RECEIVED

2007 JUL 10 A 10:11

OFFICE OF INTERNATIONAL CORPORATE FINANCE

News Release

For Immediate Release

AGM Update

SUPPL

Vancouver, Monday May 7th 2007, 12:30p.m. PT

Novawest Resources Inc. (TSX.V – Symbol "NVE"; Frankfurt – Symbol "NWN"), announces that at the Company's recent Annual General Meeting ("AGM") the shareholders overwhelmingly approved all resolutions submitted for approval, demonstrating very strong support for Management.

Patrick D. O'Brien, ICD.D, Brian F. Adams, FCGA and Jerry W. Dibble were re-elected to the Board of Directors, with Patrick D. O'Brien re-appointed as Chairman. The Board of Directors has re-appointed Christopher B. Chu, LLB to the position of Corporate Secretary and Brian F. Adams, FCGA to the position of CFO. The Board recognizes that the shareholders have demonstrated confidence in the Board's endeavours and strategies and thank the shareholders for their continued support.

ON BEHALF OF THE BOARD OF DIRECTORS OF NOVAWEST RESOURCES INC.

PROCESSED

JUL 10 2007

THOMSON FINANCIAL

"Patrick D. O'Brien"
Patrick D. O'Brien – Chairman

Novawest invites the public to visit its website at http://www.novawest.com or e-mail the company at novawest@novawest.com to be added to the company's e-mail list for press releases and updates.

S.E.C.Exemption12(g)3-2(b) File No. 82-3822, Standard & Poors Listed, Dun & Bradstreet Listed

Suite 1000, The Marine Building, 355 Burrard Street, **Vancouver, British Columbia** Canada V6C 2G8
Tel: 604-683-8990 • Toll Free: 1-800-663-8990 • Fax: 604-683-8903 • **www.novawest.com** • novawest@novawest.com

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NovaWest Resources Inc.

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Suite 1000, The Marine Building, 355 Burrard Street, **Vancouver, British Columbia** Canada V6C 2G8
Tel: 604-683-8990 • Toll Free: 1-800-663-8990 • Fax: 604-683-8903 • **www.novawest.com** • novawest@novawest.com